Exhibit 99.1

Supplemental Discussion of Caesars Entertainment Operating Company Results

In January, 2008, Caesars Entertainment Corporation (“Caesars Entertainment”, or “CEC”) was acquired by affiliates of Apollo Global Management, LLC (“Apollo”) and TPG Capital, LP (“TPG”) in an all cash transaction, hereinafter referred to as the “Acquisition.” A substantial portion of the financing of the Acquisition is comprised of bank and bond financing obtained by Caesars Entertainment Operating Company, Inc. (for purposes of this Exhibit, “CEOC”, the “Company,” “we,” “our” or “us”, and including our subsidiaries when the context requires), a wholly-owned subsidiary of Caesars Entertainment. This financing is neither secured nor guaranteed by Caesars Entertainment’s other wholly-owned subsidiaries, including certain subsidiaries that own properties that are secured under $5,031.5 million face value of commercial mortgage-backed securities (“CMBS”) financing. Therefore, we believe it is meaningful to provide information pertaining solely to the consolidated financial position and results of operations of CEOC and its subsidiaries.

In August 2010, in conjunction with the amendment of the CMBS financing, certain trademark assets were transferred from one of the subsidiaries of CEOC to the CMBS properties. This transfer of trademarks, with a book value of $45.3 million, was not properly recorded in the CEOC Unaudited Consolidated Condensed Balance Sheets in our filings of this Exhibit 99.1 since that time. At September 30, 2011, the trademark values have been properly presented in the CEOC Unaudited Consolidated Condensed Balance Sheet as of September 30, 2011 included herein. This revision resulted in a decrease in Intangible assets other than goodwill and Total CEOC Stockholder’s Deficit in the amount of the book value of the trademarks. The error, which we have determined is not material to this Exhibit 99.1 for all periods, had no impact on the CEOC’s Unaudited Consolidated Condensed Statements of Operations or Unaudited Consolidated Condensed Statements of Cash Flows included herein.

OPERATING RESULTS FOR CEOC

Overall CEOC Results

The following tables represent CEOC’s Unaudited Consolidated Condensed Balance Sheets as of September 30, 2011 and December 31, 2010 and its Unaudited Consolidated Condensed Statements of Operations for the quarters and nine months ended September 30, 2011 and 2010. Also included are the Unaudited Consolidated Condensed Statements of Cash Flows for the nine months ended September 30, 2011 and 2010.

Caesars Entertainment Operating Company, Inc.

Consolidated Condensed Balance Sheets

(Unaudited)

(In millions)	September 30, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	$778.2	$619.1
Receivables, net of allowance for doubtful accounts	387.5	344.5
Deferred income taxes	147.7	159.1
Prepayments and other current assets	151.4	129.0
Inventories	38.0	38.7
Assets held for sale	2.4	—

Total current assets	1,505.2	1,290.4
Land, buildings, riverboats and equipment, net of accumulated depreciation	12,330.6	12,426.0
Goodwill	1,733.0	1,731.5
Intangible assets other than goodwill	4,030.9	4,153.7
Investments in and advances to non-consolidated affiliates	95.3	85.3
Restricted cash	409.0	—
Deferred charges and other	537.7	605.3

	$20,641.7	$20,292.2

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities
Accounts payable	$239.9	$218.9
Interest payable	404.5	205.3
Accrued expenses	745.6	765.7
Current portion of long-term debt	45.1	55.6

Total current liabilities	1,435.1	1,245.5
Long-term debt	15,395.0	14,405.2
Notes payable to affiliate	289.7	500.0
Deferred credits and other	876.7	893.5
Deferred income taxes	3,574.4	3,828.1

	21,570.9	20,872.3

Total CEOC Stockholder’s deficit	(971.9)	(618.7)
Non-controlling interests	42.7	38.6

Total Stockholder’s deficit	(929.2)	(580.1)

	$20,641.7	$20,292.2

Caesars Entertainment Operating Company, Inc.

Consolidated Condensed Statements of Operations

(Unaudited)

	Quarter Ended September 30,		Nine Months Ended September 30,
(In millions)	2011	2010	2011	2010
Revenues
Casino	$1,378.1	$1,461.2	$4,104.4	$4,282.7
Food and beverage	273.4	264.8	785.4	775.2
Rooms	197.4	186.7	572.8	532.6
Management fees	9.7	9.1	27.7	31.2
Other	113.2	122.2	353.5	337.4
Less: casino promotional allowances	(238.3)	(257.7)	(684.5)	(758.2)

Net revenues	1,733.5	1,786.3	5,159.3	5,200.9

Operating expenses
Direct
Casino	792.7	842.1	2,350.8	2,484.7
Food and beverage	110.0	101.5	316.8	289.3
Rooms	44.5	40.2	129.9	116.6
Property, general, administrative and other	397.8	396.7	1,149.3	1,152.5
Depreciation	139.8	140.7	414.0	426.0
Project opening costs	—	1.7	4.2	4.0
Write-downs, reserves and recoveries	42.3	24.1	81.4	116.7
Impairment of intangible assets, including goodwill	—	44.0	—	144.0
Loss on interests in non-consolidated affiliates	1.4	1.8	2.9	3.5
Corporate expense	27.3	24.0	91.0	80.0
Acquisition and integration costs	1.1	0.7	2.9	8.3
Amortization of intangible assets	24.3	24.4	72.9	77.0

Total operating expenses	1,581.2	1,641.9	4,616.1	4,902.6

Income from operations	152.3	144.4	543.2	298.3
Interest expense, net of interest capitalized	(427.0)	(456.8)	(1,381.7)	(1,314.4)
Losses on early extinguishments of debt	—	—	—	(4.5)
Other income, including interest income	7.6	10.1	15.9	27.9

Loss before income taxes	(267.1)	(302.3)	(822.6)	(992.7)
Benefit for income taxes	78.1	115.2	286.1	365.9

Net loss	(189.0)	(187.1)	(536.5)	(626.8)
Less: net loss/(income) attributable to non-controlling interests	9.2	(1.6)	4.0	(5.2)

Net loss attributable to CEOC	$(179.8)	$(188.7)	$(532.5)	$(632.0)

Caesars Entertainment Operating Company, Inc.

Consolidated Condensed Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
(In millions)	2011	2010
Cash flows provided by operating activities	$30.3	$121.4

Cash flows (used in)/provided by investing activities
Land, buildings, riverboats and equipment additions, net of change in construction payables	(140.4)	(104.2)
Change in restricted cash	(451.9)	—
Payments to acquire a business, net of transaction costs	—	(44.6)
Payment made for partnership interest	—	(19.5)
Payments to acquire certain gaming rights	(22.7)	(16.5)
Cash acquired in business acquisition, net	—	14.4
Investments in/advances to non-consolidated affiliates and other	(76.0)	(5.0)
Proceeds from other asset sales	1.4	14.3
Other	(5.2)	(10.6)

Cash flows used in investing activities	(694.8)	(171.7)

Cash flows provided by/(used in) financing activities
Proceeds from the issuance of long-term debt	863.8	740.8
Debt issuance costs	(17.5)	(17.8)
Borrowings under lending agreements	135.0	1,175.0
Repayments under lending agreements	(135.0)	(1,605.0)
Cash paid in connection with early extinguishments of debt	(18.7)	(219.9)
Scheduled debt retirements	(34.4)	(214.7)
Non-controlling interests’ distributions, net of contributions	4.5	(5.8)
Other	(5.1)	(6.9)
Intercompany note borrowings, net of repayments	31.0	456.0

Cash flows provided by financing activities	823.6	301.7

Effect of deconsolidation of variable interest entities	—	4.4

Net increase in cash and cash equivalents	159.1	255.8
Cash and cash equivalents, beginning of period	619.1	568.8

Cash and cash equivalents, end of period	$778.2	$824.6

REGIONAL AGGREGATION

The executive officers of our Company review operating results, assess performance and make decisions related to the allocation of resources on a property-by-property basis. We, therefore, believe that each property is an operating segment and that it is appropriate to aggregate and present the operations of our Company as one reportable segment. In order to provide more meaningful information than would be possible on either a consolidated basis or an individual property basis, our casino properties as of September 30, 2011, have been grouped into regions as follows to facilitate discussion of our operating results:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace Bally’s Las Vegas Imperial Palace Bill’s Gamblin’ Hall & Saloon Planet Hollywood Resort & Casino (1)	Showboat Atlantic City Bally’s Atlantic City Caesars Atlantic City Harrah’s Chester (2)	Harrah’s New Orleans Harrah’s Louisiana Downs Horseshoe Bossier City Grand Biloxi Harrah’s Tunica Horseshoe Tunica Tunica Roadhouse Hotel & Casino	Harrah’s St. Louis Harrah’s North Kansas City Harrah’s Council Bluffs Horseshoe Council Bluffs/ Bluffs Run

Illinois/Indiana	Other Nevada	Managed and International
Horseshoe Southern Indiana Harrah’s Joliet (3) Harrah’s Metropolis Horseshoe Hammond	Harrah’s Reno Harrah’s Lake Tahoe Harvey’s Lake Tahoe	Harrah’s Ak-Chin (4) Harrah’s Cherokee (4) Harrah’s Rincon (4) Conrad Punta del Este (2) Casino Windsor (5) London Clubs International (6)

(1)	Acquired in February, 2010.
(2)	We have an approximately 95 percent ownership interest in and manage this property.
(3)	We have an 80 percent ownership interest in and manage this property
(4)	Managed.
(5)	We have a 50 percent interest in Windsor Casino Limited, which operates this property. The province of Ontario owns the complex.
(6)	We own, operate or manage ten casino clubs in the provinces of the United Kingdom and two in Egypt. We have a 70 percent ownership interest in and manage one casino club in South Africa.

CONSOLIDATED OPERATING RESULTS

	Quarter Ended September 30,		Percent Increase/ (Decrease)		Nine Months Ended September 30,		Percent Increase/ (Decrease)
($ in millions)	2011	2010			2011	2010
Casino revenues	$1,378.1	$1,461.2	(5.7)%		$4,104.4	$4,282.7	(4.2)%
Net revenues	1,733.5	1,786.3	(3.0)%		5,159.3	5,200.9	(0.8)%
Income from operations	152.3	144.4	5.5%		543.2	298.3	82.1%
Impairment of intangible assets, including goodwill	—	44.0	N/M		—	144.0	N/M
Income from operations before impairment charges	152.3	188.4	(19.2)%		543.2	442.3	22.8%

Net loss attributable to CEOC	(179.8)	(188.7)	(4.7)%		(532.5)	(632.0)	(15.7)%
Operating margin	8.8%	8.1%	0.7	pts	10.5%	5.7%	4.8	pts
Operating margin before impairment	8.8%	10.5%	(1.7	) pts	10.5%	8.5%	2.0	pts

The Company measures its performance in part through tracking of trips by rated players (“trips”) and spend per rated-player trip (“spend per trip”). Trips in 2011 decreased 6.2 percent for the third quarter and 8.6 percent for the nine months from the year-ago periods, while spend per trip increased 3.8 percent for the third quarter and 5.0 percent for the nine months. The third-quarter trip declines were the result of the temporary closures in the Atlantic City region due to Hurricane Irene and reduced access to one of our properties in the Illinois/Indiana region, as well as the impact of marketing programs on trip frequency of certain customer segments in all regions. The trip declines in the nine-month period of 2011 also included temporary closures of seven of our properties in the Illinois/Indiana and Louisiana/Mississippi regions during the first half of 2011 due to flooding and severe weather conditions. Cash average daily room rates for 2011 increased 7.4 percent in the third quarter and 5.8 percent for the nine months, and total occupancy percentages increased 3.3 percentage points for both the third-quarter and nine-month periods when compared to 2010.

Third-Quarter Results

CEOC’s 2011 third-quarter net revenues decreased 3.0 percent to $1,733.5 million from $1,786.3 million in 2010. The decrease primarily reflects declines in our U.S. operations outside of Nevada due to a number of factors. Hurricane Irene, which made landfall in New Jersey in August 2011, caused temporary closures of three of our properties in the Atlantic City region during one of the final weekends of the peak summer season. The Company estimates that the closures reduced revenues by approximately $15 million to $18 million and reduced income from operations by approximately $10 million to $14 million. New competition in July 2011 caused unfavorable comparisons in the Illinois/Indiana region. These declines were partially offset by positive fundamentals in the Las Vegas region as well as positive fundamentals at the Uruguay and London Clubs properties.

Income from operations for the 2011 third quarter increased to $152.3 million from $144.4 million in 2010. Income from operations in 2010 included impairment charges related to goodwill and other non-amortizing intangible assets of $44.0 million. Prior to consideration of the 2010 impairment charges, income from operations decreased in the third-quarter 2011 to $152.3 million, from $188.4 million for 2010. The decrease was due in part to the hurricane in Atlantic City, as well as the income impact of other revenue declines in the Midwest, offset in part by decreased property operating expenses.

Net loss attributable to CEOC for the third-quarter 2011 was $179.8 million, compared with $188.7 million for the year-ago quarter.

Nine-Month Results

CEOC’s nine-month net revenues for 2011 were down compared with 2010. The decline was due to the third-quarter 2011 regional revenue declines mentioned above, including the effects of Hurricane Irene, as well as the temporary closures of seven properties in the Illinois/Indiana and Louisiana/Mississippi regions due to flooding and severe weather conditions in the first half of 2011. These declines were partially mitigated by steadily improving fundamentals in the Las Vegas region and the full nine-month impact of Planet Hollywood Las Vegas, which was acquired in February 2010.

Income from operations for the nine-months 2011 increased to $543.2 million from $298.3 million in 2010. Included in income from operations for 2010 were impairment charges related to goodwill and other non-amortizing intangible assets of $144.0 million. Prior to consideration of the 2010 impairment charges, income from operations for 2011 increased to $543.2 million from $442.3 million in 2010. The increase was attributable to reduced property operating expenses resulting from the company’s cost-reduction efforts, reduced and more focused marketing expenditures, reduced depreciation expense, and the effect of the second quarter 2010 charges of $52.2 million to fully reserve a note-receivable balance related to a venture for development of a casino project in Philadelphia, and $25.0 million relating to a previously disclosed contingency, with no comparable amounts in 2011.

Net loss attributable to CEOC for the nine-months 2011 was $532.5 million, compared with a net loss of $632.0 million for 2010.

REGIONAL OPERATING RESULTS

Las Vegas property trips for 2011 rose 4.9 percent for the third quarter and 8.4 percent for the nine months from the year-ago periods, and the amount spent per trip in 2011 increased 3.8 percent for the third quarter and 8.2 percent for the nine months. Hotel revenues increased in 2011 by 10.4 percent for the third quarter and 17.0 percent for the nine months. Cash average daily room rates increased in 2011 by 8.8 percent and 8.3 percent, and total occupancy percentages rose 3.5 and 5.0 percentage points for the third-quarter and nine-month periods, respectively.

Atlantic City property trips decreased in 2011 by 3.5 percent for lodgers and 7.5 percent for non-lodgers for the third quarter, and 1.8 percent for lodgers and 6.5 percent for non-lodgers for the nine months. Spend per trip in 2011 decreased 2.3 percent for lodgers and 1.9 percent for non-lodgers for the third quarter, and 2.8 percent for lodgers and 2.4 percent for non-lodgers for the nine months. Trip declines in the third quarter were directly impacted by the temporary property closures as a result of Hurricane Irene.

On a combined basis, for the remainder of the Company’s U.S. markets, trips decreased in 2011 by 7.1 percent for the third quarter and 12.1 percent for the nine months. However the amount spent per trip in 2011 increased 4.7 percent for the third quarter and 5.1 percent for the nine months. Trip declines in both periods can be attributed to more focused marketing targeted to certain customer segments. The declines for the nine-month period were further impacted by the temporary property closures in the first half of 2011 due to flooding and severe weather conditions.

Further discussion of CEOC’s quarter and nine months ended September 30, 2011 results by region follow:

Las Vegas Region

	Quarter Ended September 30,		Percent Increase/ (Decrease)		Nine Months Ended September 30,		Percent Increase/ (Decrease)
($ in millions)	2011	2010			2011	2010
Casino revenues	$188.7	$200.9	(6.1)%		$616.9	$565.1	9.2%
Net revenues	378.1	365.9	3.3%		1,187.3	1,053.9	12.7%
Income from operations	39.9	31.1	28.3%		182.1	104.3	74.6%
Operating margin	10.6%	8.5%	2.1	pts	15.3%	9.9%	5.4	pts

Net revenues increased 3.3 percent and 12.7 percent in the 2011 third quarter and nine months, respectively, as a result of increases in both property trips and the amount spent per trip. Net revenues were also increased by higher total occupancy percentages and cash average daily room rates for both the 2011 third-quarter and nine-month periods. These trends demonstrate a continued strengthening in the fundamentals for this region. Net revenues for the nine months 2011 also include the full nine-month impact of Planet Hollywood Las Vegas, which we acquired in February 2010. Income from operations for the 2011 third quarter and nine months increased significantly from the 2010 periods due to the income impact of increased net revenues. Included in income from operations are decreases in property remediation costs of $2.0 million and $15.0 million for the 2011 third-quarter and nine-month periods, respectively, as well as decreases of $9.8 million for assets written off in the 2010 third quarter for which there was no comparable amount in 2011. Remediation costs and asset write offs are included in Write-downs, reserves and recoveries of the Consolidated Condensed Statement of Operations.

On April 25, 2011, the financing was completed for the Octavius Tower at Caesars Palace Las Vegas (“Project Octavius”) and the development of a retail, dining and entertainment corridor located between the Imperial Palace Hotel and Casino and the Flamingo Las Vegas on the Las Vegas strip (“Project Linq”). The Company has resumed work towards the completion of the Octavius Tower’s 662 rooms, including 75 luxury suites and construction on Project Linq has commenced.

Atlantic City Region

	Quarter Ended September 30,		Percent Increase/ (Decrease)		Nine Months Ended September 30,		Percent Increase/ (Decrease)
($ in millions)	2011	2010			2011	2010
Casino revenues	$320.9	$358.2	(10.4)%		$935.7	$1,010.9	(7.4)%
Net revenues	368.9	399.2	(7.6)%		1,060.4	1,105.3	(4.1)%
Income from operations	27.5	26.2	5.0%		60.4	51.6	17.1%
Operating margin	7.5%	6.6%	0.9	pts	5.7%	4.7%	1.0	pts

Hurricane Irene, which made landfall in New Jersey in August 2011, caused temporary closures of three of our properties in the Atlantic City region during one of the final weekends of the peak summer season. The Company estimates that the closures reduced net revenues by approximately $15 million to $18 million and reduced income from operations by approximately $10 million to $14 million. In addition, net revenues in the region continued to be affected by competition from new casinos and the mid-2010 introduction of table games in the Pennsylvania market. Income from operations for the 2011 periods increased primarily due to a decrease in asset write offs of $11.4 million due to assets written off in the 2010 third quarter for which there was no comparable amount in 2011. Asset write offs are included in Write-downs, reserves and recoveries of the Consolidated Condensed Statement of Operations.

Louisiana/Mississippi Region

	Quarter Ended September 30,		Percent Increase/ (Decrease)	Nine Months Ended September 30,		Percent Increase/ (Decrease)
($ in millions)	2011	2010		2011	2010
Casino revenues	$267.8	$278.5	(3.8)%	$775.4	$833.0	(6.9)%
Net revenues	291.7	303.1	(3.8)%	845.5	908.8	(7.0)%
Income from operations	35.4	36.6	(3.3)%	106.0	38.2	N/M
Impairment of intangible assets, including goodwill	—	—	N/M	—	51.0	N/M
Income from operations before impairment charges	35.4	36.6	(3.3)%	106.0	89.2	18.8%
Operating margin	12.1%	12.1%	—	12.5%	4.2%	8.3	pts
Operating margin before impairment charges	12.1%	12.1%	—	12.5%	9.8%	2.7	pts

Net revenues in the region decreased for the 2011 third quarter and nine months due to decreased trips. However, spend per trip increased. Net revenues for the 2011 nine months were further reduced by the temporary closures of three properties in the region in the first-half 2011 due to flooding and severe weather conditions. Included in the 2010 nine months income from operations was an impairment charge of $51.0 million related to goodwill and other non-amortizing intangible assets at one of the region’s properties. Income from operations decreased for the third quarter; however, prior to the consideration of the 2010 impairment charge, improved for the nine months as costs incurred during the first-half 2011 closures, as well as those connected with restoring the affected properties to operating condition, of approximately $21 million have not been expensed, but instead have been recorded as a receivable from third-party insurance providers. The 2010 nine-month results include a one-time rent adjustment paid to the City of New Orleans in the amount of $6.4 million.

Iowa/Missouri Region

	Quarter Ended September 30,		Percent Increase/ (Decrease)		Nine Months Ended September 30,		Percent Increase/ (Decrease)
($ in millions)	2011	2010			2011	2010
Casino revenues	$172.1	$174.4	(1.3)%		$511.6	$524.3	(2.4)%
Net revenues	184.2	186.6	(1.3)%		546.7	560.3	(2.4)%
Income from operations	45.9	36.5	25.8%		137.6	128.6	7.0%
Impairment of intangible assets, including goodwill	—	9.0	N/M		—	9.0	N/M
Income from operations before impairment charges	45.9	45.5	0.9%		137.6	137.6	—%
Operating margin	24.9%	19.6%	5.3	pts	25.2%	23.0%	2.2	pts
Operating margin before impairment charges	24.9%	24.4%	0.5	pts	25.2%	24.6%	0.6	pts

Net revenues in the region decreased for the 2011 third quarter and nine months due to increased competitive pressures in the region and reduced trips. However, spend per trip increased. Included in the 2010 third-quarter and nine-months income from operations was an impairment charge of $9.0 million related to goodwill and other non-amortizing intangible assets at one of the region’s properties. Prior to the consideration of the 2010 impairment charge, income from operations for the 2011 third quarter and nine months were relatively flat due to reduced property operating expenses as a result of continued focus on effective cost management through the implementation of the Company’s efficiency projects, which offset the income impact of net revenue declines.

Illinois/Indiana Region

	Quarter Ended September 30,		Percent Increase/ (Decrease)		Nine Months Ended September 30,		Percent Increase/ (Decrease)
($ in millions)	2011	2010			2011	2010
Casino revenues	$249.1	$288.1	(13.5)%		$775.5	$880.7	(11.9)%
Net revenues	260.2	289.4	(10.1)%		806.1	881.9	(8.6)%
Income from operations	30.5	16.7	82.6%		110.2	93.9	17.4%
Impairment of intangible assets, including goodwill	—	20.0	N/M		—	20.0	N/M
Income from operations before impairment charges	30.5	36.7	(16.9)%		110.2	113.9	(3.2)%
Operating margin	11.7%	5.8%	5.9	pts	13.7%	10.6%	3.1	pts
Operating margin before impairment charges	11.7%	12.7%	(1.0	) pts	13.7%	12.9%	0.8	pts

Net revenues in the region decreased for the 2011 third quarter due to new competition and limited direct access by customers to one of our properties caused by a bridge closure, both of which resulted in decreased trips. However, spend per trip increased. Net revenues for the nine months were further reduced by the temporary closures of three properties in the region in the first half of 2011 due to flooding and severe weather conditions. Included in the 2010 third-quarter and nine-month income from operations was an impairment charge of $20.0 million related to goodwill and other non-amortizing intangible assets at one of the region’s properties. Prior to consideration of the 2010 impairment charge, income from operations decreased for the third quarter; however, the decrease for the nine months was partially offset as costs incurred during the first-half closures, as well as those connected with restoring the affected properties to operating condition, of approximately $12 million have not been expensed, but instead have been recorded as a receivable from third-party insurance providers.

Other Nevada Region

	Quarter Ended September 30,		Percent Increase/ (Decrease)		Nine Months Ended September 30,		Percent Increase/ (Decrease)
($ in millions)	2011	2010			2011	2010
Casino revenues	$77.2	$71.8	7.5%		$182.0	$185.0	(1.6)%
Net revenues	102.8	96.8	6.2%		244.3	245.8	(0.6)%
Income/(loss) from operations	24.5	14.8	65.5%		31.9	(24.8)	N/M
Impairment of intangible assets, including goodwill	—	—	N/M		—	49.0	N/M
Income from operations before impairment charges	24.5	14.8	65.5%		31.9	24.2	31.8%
Operating margin	23.8%	15.3%	8.5	pts	13.1%	(10.1)%	23.2	pts
Operating margin before impairment charges	23.8%	15.3%	8.5	pts	13.1%	9.8%	3.3	pts

Third-quarter 2011 net revenues for the region rose from the 2010 period due to increases in trips and spend per trip. Net revenues for the nine months 2011 were virtually flat from the 2010 period. Included in the 2010 nine-months loss from operations was an impairment charge of $49.0 million related to goodwill and other non-amortizing intangible assets at one of the region’s properties. Prior to the consideration of the nine-months 2010 impairment charge, third-quarter and nine-months 2011 income from operations increased due to the income impact of increased revenues and improved operating margins due to effective cost management.

Managed and International

	Quarter Ended September 30,		Percent Increase/ (Decrease)		Nine Months Ended September 30,		Percent Increase/ (Decrease)
($ in millions)	2011	2010			2011	2010
Net revenues	$124.5	$109.0	14.2%		$373.1	$349.9	6.6%
Income/(loss) from operations	2.0	(7.3)	N/M		24.0	14.7	63.3%
Impairment of intangible assets, including goodwill	—	6.0	N/M		—	6.0	N/M
Income/(loss) from operations before impairment charges	2.0	(1.3)	N/M		24.0	20.7	15.9%
Operating margin	1.6%	(6.7)%	8.3	pts	6.4%	4.2%	2.2	pts
Operating margin before impairment charges	1.6%	(1.2)%	2.8	pts	6.4%	5.9%	0.5	pts

Net revenue increases during the 2011 third quarter were attributable to increases in spend per trip at the Company’s Uruguay and London Clubs properties. Net revenue for the nine months 2011 were further increased by the full nine-month impact of our acquisition of Thistledown Racetrack in July 2010 and were partially offset by declines experienced by our two properties in Egypt due to political uprisings earlier in the year. Included in the 2010 third-quarter and nine-months results of operations was an impairment charge of $6.0 million related to the impairment of intangible assets at one of the region’s properties. Prior to the consideration of the 2010 impairment charge, income/(loss) from operations increased due primarily to the income impact of increased net revenues.

OTHER FACTORS AFFECTING NET INCOME

	Quarter Ended September 30,		Percentage Increase/		Nine Months Ended September 30,		Percentage Increase/
($ in millions)
Expense/(Income)	2011	2010	(Decrease)		2011	2010	(Decrease)
Write-downs, reserves and recoveries	$42.3	$24.1	75.5%		$81.4	$116.7	(30.2)%
Impairment of intangible assets, including goodwill	—	44.0	N/M		—	144.0	N/M
Corporate expense	27.3	24.0	13.8%		91.0	80.0	13.8%
Amortization of intangible assets	24.3	24.4	(0.4)%		72.9	77.0	(5.3)%
Interest expense, net	427.0	456.8	(6.5)%		1,381.7	1,314.4	5.1%
Effective income tax rate benefit	29.2%	38.1%	(8.9	) pts	34.8%	36.9%	(2.1	) pts

N/M = Not Meaningful

Write-downs, reserves and recoveries

Given the nature of the transactions included within write-downs, reserves and recoveries, these amounts are not expected to be comparable from period-to-period, nor are the amounts expected to follow any particular trend.

Write-downs, reserves and recoveries increased $18.2 million for the third quarter primarily due to increases in costs associated with the implementation of our efficiency projects. Write-downs, reserves and recoveries for the nine months decreased $35.3 million due to decreases in remediation costs of $15.0 million, and the effect of the second quarter 2010 charges of $52.2 million to fully reserve a note-receivable balance related to a venture for development of a casino project in Philadelphia, and $25.0 million relating to a previously disclosed contingency, with no comparable amounts in 2011. These decreases were offset in part by an increase in costs associated with the implementation of our efficiency projects of $34.8 million.

Impairment of intangible assets

Our preliminary annual impairment assessment of goodwill and other non-amortizing intangibles assets as of September 30, 2011 did not result in any impairment charges. During 2010, due to the impact of weak economic conditions on certain properties, we performed an interim assessment of goodwill and certain non-amortizing intangible assets for impairment during the second quarter, which resulted in an impairment charge of $100.0 million. During the third quarter of 2010, we completed a preliminary annual assessment of goodwill and other non-amortizing intangible assets as of September 30, which resulted in an impairment charge of $44.0 million which brought the aggregate charges recorded for the nine months 2010 to $144.0 million.

Interest expense

Interest expense decreased $29.8 million and increased $67.3 million for the quarter and nine months ended September 30, 2011, respectively, compared to the same periods in 2010. Interest expense is reported net of capitalized interest of $11.5 million and $0.4 million for the quarters ended September 30, 2011 and 2010, respectively, and net of capitalized interest of $12.2 million and $1.1 million for the nine months ended September 30, 2011 and 2010, respectively. The majority of the capitalized interest in 2011 relates to the completion of the Octavius Tower at Caesars Palace Las Vegas. Prior to the consideration of capitalized interest, interest expense decreased $18.7 million for the quarter ended September 30, 2011 compared to the same period in 2010 due primarily to changes in fair values of derivative instruments and the impact of 2011 swap amendments, partially offset by additional amortization of deferred losses frozen in Accumulated Other Comprehensive Loss (“AOCL”) and additional interest expense associated with new debt issuances. Interest expense increased $78.4 million for the nine months ended September 30, 2011 compared to the same period in 2010 due primarily to additional amortization of deferred losses frozen in AOCL and additional interest expense associated with new debt issuances, partially offset by the impact of 2011 swap amendments. Interest expense for the quarter ended September 30, 2011, as a result of interest rate swap agreements and interest rate cap agreements, includes (i) $78.7 million of gains due to measured ineffectiveness and amounts excluded from effectiveness testing for derivatives designated as hedging instruments; (ii) $6.2 million of expense due to changes in fair value for derivatives not designated as hedging instruments; and (iii) $34.2 million of expense due to amortization of deferred losses frozen in AOCL. Interest expense for the nine months ended September 30, 2011, as a result of interest rate swap agreements and interest rate cap agreements, includes (i) $74.3 million of gains due to measured ineffectiveness and amounts excluded from effectiveness testing for derivatives designated as hedging instruments; (ii) $10.6 million of expense due to changes in fair value for derivatives not designated as hedging instruments; and (iii) $39.2 million of expense due to amortization of deferred losses frozen in AOCL.

Losses on early extinguishment of debt

The nine months ended September 30, 2010 includes losses on early extinguishments of debt of $4.5 million related to an offering we completed which retired outstanding senior and senior subordinated notes.

Income tax benefit

The Company’s third quarter 2011 effective tax rate benefit was 29.2 percent, compared with an effective tax rate benefit of 38.1 percent for the third quarter 2010. The decrease in the effective tax rate benefit for 2011 was primarily due to losses incurred in various state and foreign jurisdictions for which we did not provide a tax benefit in 2011 and from nondeductible losses on our company-owned life insurance policies during 2011.

OTHER ITEM

In September 2011, the Company sold the right to operate the World Series of Poker land-based tournaments to a majority owned subsidiary of Caesars Entertainment.

LIQUIDITY AND CAPITAL RESOURCES

Cost Savings Initiatives

Caesars Entertainment has undertaken comprehensive cost-reduction efforts to right-size expenses with business levels. During the fourth quarter of 2010, the Company launched a new initiative to reinvent certain aspects of its functional and operating units in an effort to gain significant further cost reductions and streamline our operations. During the third quarter and nine months 2011, the Company realized cost savings of $59.5 million and $166.2 million, respectively and has estimated cost savings yet to be allocated to CEOC of $141.7 million as of that date.

Capital Spending and Development

In addition to the current development and expansion projects discussed in the “Regional Operating Results” section, we incur capital expenditures in the normal course of business and we perform on-going refurbishment and maintenance at our existing casino entertainment facilities to maintain our quality standards. We also continue to pursue development and acquisition opportunities for additional casino entertainment and other hospitality facilities that meet our strategic and return on investment criteria.

Our planned development projects, if they go forward, will require, individually and in the aggregate, significant capital commitments and, if completed, may result in significant additional revenues. The commitment of capital, the timing of completion and the commencement of operations of development projects are contingent upon, among other things, negotiation of final agreements and receipt of approvals from the appropriate political and regulatory bodies. We must also comply with covenants and restrictions set forth in our debt agreements. Our capital spending for the nine-months 2011 totaled $171.3 million, which includes an increase of $30.9 million of construction payables.

Cash used for capital expenditures in the normal course of business is typically made available from cash flows generated by our operating activities while cash used for development projects, including projects currently under development as well as additional projects being pursued, is expected to be funded from established debt programs, joint venture partners, specific project financing and additional debt offerings. Estimated total capital expenditures for 2011, including 2011 expenditures associated with Project Linq and Project Octavius, are expected to be between $250.0 million and $300.0 million.

Liquidity

Our cash and cash equivalents totaled $778.2 million at September 30, 2011 compared to $619.1 million at December 31, 2010.

Subsequent to the filing of Exhibit 99.1 to our annual report on Form 10-K/A for the year ended December 31, 2010, in the first quarter of 2011 we determined that approximately $16.5 million reported as cash and cash equivalents as of December 31, 2010 should have been reported as either current or non-current restricted cash of CEOC at that date. At September 30, 2011 CEOC has $451.9 million of current and non-current restricted cash, which is included in our Unaudited Consolidated Condensed Balance Sheet as $42.9 million of Prepayments and other current assets and $409.0 million of Restricted cash, respectively. Restricted cash consists of cash reserved under loan agreements for development projects and certain expenditures incurred in the normal course of business, such as real estate taxes, property insurance and capital improvements. The Unaudited Condensed Consolidated Statement of Cash Flows for CEOC for the nine months ended September 30, 2011 includes $451.9 million of investing cash outflows for the funding of restricted cash balances, including the $16.5 million of restricted cash funded prior to 2011. Management determined in the first quarter 2011 that reclassifying the cash balances on the balance sheet and reporting the aggregate investing cash outflows was not a material correction of Exhibit 99.1 to our 2010 financial statements, and does not materially misstate our 2011 financial statements.

We are a highly leveraged company and a significant amount of our liquidity needs are for debt service. As of September 30, 2011, we had $15,729.8 million book value of indebtedness outstanding and cash paid for interest for the nine months ended September 30, 2011 was $979.6 million.

Our operating cash inflows are used for operating expenses, debt service costs, working capital needs, and capital expenditures in the normal course of business. From time to time, we retire portions of our outstanding debt through open market purchases, privately negotiated transactions or otherwise, using available cash on hand or established debt programs.

In addition to cash flows from operations, available sources of cash include amounts available under our current revolving credit facility. At September 30, 2011, our additional borrowing capacity under the credit facility was $1,080.2 million.

Our ability to fund our operations, pay our debt obligations and fund planned capital expenditures depends, in part, upon economic and other factors that are beyond our control, and disruptions in capital markets and restrictive covenants related to our existing debt could impact our ability to secure additional funds through financing activities. We believe that our cash and cash equivalents balance, our cash flows from operations and the financing sources discussed herein will be sufficient to meet our normal operating requirements during the next twelve months and to fund capital expenditures. We may consider issuing additional debt, or equity, in the future to refinance existing debt or to finance specific capital projects.

We cannot assure you that our business will generate sufficient cash flows from operations, or that future borrowings will be available to us, to fund our liquidity needs and pay our indebtedness. If we are unable to meet our liquidity needs or pay our indebtedness when it is due, we may have to reduce or delay refurbishment and expansion projects, reduce expenses, sell assets or attempt to restructure our debt. Any such actions could negatively impact our competitive position and revenue generation. In addition, we have pledged a significant portion of our assets as collateral under certain of our debt agreements, and if any of those lenders accelerate the repayment of borrowings, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Capital Resources

The majority of our debt is due in 2015 and beyond. Payments of short-term debt obligations and other commitments are expected to be made from operating cash flows and from borrowings under our established debt programs. Long-term obligations are expected to be paid through operating cash flows, refinancing of debt, joint venture partners or, if necessary, additional debt offerings.

The following table presents our outstanding debt as of September 30, 2011 and December 31, 2010:

Detail of Debt (dollars in millions)	Final Maturity	Rate(s) at September 30, 2011	Face Value at September 30, 2011	Book Value at September 30, 2011	Book Value at Dec. 31, 2010
Credit Facilities
Term Loans B1-B3	2015	3.23%-3.37%	$5,003.9	$5,003.9	$5,815.1
Term Loan B4	2016	9.50%	982.5	962.9	968.3
Term Loan B5	2018	4.50%	1,222.7	1,218.0	—
Revolving Credit Facility	2014	—	—	—	—
Secured Debt
Senior Secured Notes	2017	11.25%	2,095.0	2,053.4	2,049.7
Second-Priority Senior Secured Notes	2018	12.75%	750.0	741.9	741.3
Second-Priority Senior Secured Notes	2018	10.0%	4,553.1	2,104.1	2,033.3
Second-Priority Senior Secured Notes	2015	10.0%	214.8	162.0	156.2
Chester Downs term loan	2016	12.375%	233.2	224.2	237.5
PHW Las Vegas senior secured loan	2015*	3.09%	517.7	427.5	423.8
Linq/Octavius Senior Secured Loan	2017	9.25%	450.0	445.7	—
Other, various maturities	Various	4.25%-6.0%	0.2	0.2	1.4
Subsidiary-guaranteed Debt
Senior Notes	2016	10.75%	478.6	478.6	478.6
Senior PIK Toggle Notes	2018	10.75%/11.5%	11.7	11.7	10.5
Unsecured Senior Debt
5.375%	2013	5.375%	125.2	106.8	101.6
7.0%	2013	7.0%	0.6	0.6	0.6
5.625%	2015	5.625%	791.8	615.5	588.8
6.5%	2016	6.5%	573.2	433.8	418.5
5.75%	2017	5.750%	538.8	371.1	357.9
Floating Rate Contingent Convertible Senior Notes	2024	0.303%	0.2	0.2	0.2
Other Unsecured Borrowings
5.3% special improvement district bonds	2035	5.3%	65.7	65.7	67.1
LIBOR plus 3.0% **	2014	3.23%	289.7	289.7	500.0
Other	Various	Various	1.0	1.0	1.0
Capitalized Lease Obligations
6.42%-9.8%	to 2020	6.42%-9.8%	11.3	11.3	9.4

Total debt			18,910.9	15,729.8	14,960.8
Current portion of long-term debt			(45.1)	(45.1)	(55.6)

Long-term debt			$18,865.8	$15,684.7	$14,905.2

*	On October 26, 2011, we notified the lenders of our intent to exercise the option to extend the PHW Las Vegas senior secured loan to 2013. The loan contains an additional extension option to move its maturity from 2013 to 2015, subject to certain conditions.
**	Note payable to Caesars Entertainment.

As of September 30, 2011, book values are presented net of unamortized discounts, net of premiums, $3,181.1 million. Book values as of December 31, 2010 are presented net of unamortized discounts of $3,333.8 million.

Our current maturities of debt include required interim principal payments on each of our Term Loans, our Chester Downs term loans, and the special improvement district bonds. The PHW Las Vegas senior secured loan has not been included in current maturities of debt as of September 30, 2011 based upon the Company’s notification to the lenders of its intent to exercise its option to extend the maturity of this loan.

In August 2008, Caesars Entertainment and CEOC entered into an agreement whereby Caesars Entertainment established a revolving credit facility in favor of CEOC pursuant to which Caesars Entertainment will make one or more unsecured loans to CEOC in a maximum principal amount not to exceed $200.0 million outstanding at any time. On February 24, 2011, the CEC Board of Directors approved an increase in the maximum amount to $750.0 million. The entire outstanding amount, plus any accrued and unpaid interest, matures on January 29, 2014, and bears interest at a rate per annum equal to LIBOR, as defined in the CEOC Credit Agreement, plus 3.0 percent. Interest is payable annually in arrears or, at CEOC’s election such interest may be added to the loan balance owed to Caesars Entertainment. There was $500.0 million outstanding under the agreement at December 31, 2010. During the quarter ended March 31, 2011, Caesars Entertainment contributed $220.8 million of the previously outstanding loan balance which increased Caesars Entertainment’s equity in CEOC. As a result of net re-payment of approximately $20.5 million during the quarter ended September 30, 2011, there is $289.7 million outstanding under the agreement at September 30, 2011.

Credit Agreement

In connection with the Acquisition, CEOC entered into the senior secured credit facilities (the “Credit Facilities”). This financing is neither secured nor guaranteed by Caesars Entertainment’s other direct, wholly-owned subsidiaries.

On May 20, 2011, CEOC amended its Credit Facilities to, among other things: (i) allow CEOC to buy back loans from individual lenders at negotiated prices at any time, which may be less than par, (ii) allow CEOC to extend the maturity of term loans or revolving commitments, as applicable, and for CEOC to otherwise modify the terms of loans or revolving commitments in connection with such an extension and (iii) modify certain other provisions of the credit facilities. CEOC also extended its Credit Facilities by (i) converting $799.4 million of B-1, B-2 and B-3 term loans held by consenting lenders to B-5 term loans with an extended maturity date of January 28, 2018 and a higher interest rate with respect to such extended term loans (the “Extended Term Loans”) and (ii) converting $423.3 million of revolver commitments held by consenting lenders to Extended Term Loans.

As of September 30, 2011, our Credit Facilities provide for senior secured financing of up to $8,415.9 million, consisting of (i) senior secured term loan facilities in an aggregate principal amount of $7,209.1 million with $5,003.9 million maturing on January 28, 2015 $982.5 million maturing on October 31, 2016, (the $982.5 million borrowing defined as the “Incremental Loans”) and $1,222.7 million maturing on January 28, 2018 and (ii) a senior secured revolving credit facility in an aggregate principal amount of up to $1,206.8 million, maturing January 28, 2014, including both a letter of credit sub-facility and a swingline loan sub-facility. The term loans under the Credit Facilities require scheduled quarterly payments of $5.9 million, with the balance due at maturity. A total of $7,209.1 million face amount of borrowings were outstanding under the Credit Facilities as of September 30, 2011, with $126.6 million of the revolving credit facility committed to outstanding letters of credit. After consideration of these borrowings and letters of credit, $1,080.2 million of additional borrowing capacity was available to the Company under its revolving credit facility as of September 30, 2011.

PHW Las Vegas senior secured loan

In February 2010, CEOC acquired 100% of the equity interests of PHW Las Vegas, which owns the Planet Hollywood Resort and Casino located in Las Vegas, Nevada. In connection with this transaction, PHW Las Vegas assumed a $554.3 million, face value, senior secured loan, and a subsidiary of CEOC canceled certain debt issued by PHW Las Vegas’ predecessor entities. The outstanding amount is secured by the assets of PHW Las Vegas, and is non-recourse to other subsidiaries of the Company.

In connection with the transaction and the assumption of debt, PHW Las Vegas entered into the Amended and Restated Loan Agreement with Wells Fargo Bank, N.A., as trustee for The Credit Suisse First Boston Mortgage Securities Corp. Commercial Mortgage Pass-Through Certificates, Series 2007-TFL2 (“Lender”). On October 26, 2011, we notified the lenders of our intent to exercise the option to extend the PHW Las Vegas senior secured loan to 2013. The loan contains an additional extension option (subject to certain conditions,) which if exercised, would extend its maturity until April 2015. PHW Las Vegas is an unrestricted subsidiary of CEOC and therefore not a borrower under CEOC’s Credit Facilities. A subsidiary of CEOC manages the property for PHW Las Vegas for a fee.

PHW Las Vegas may, at its option, voluntarily prepay the loan in whole or in part upon twenty (20) days prior written notice to Lender. PHW Las Vegas is required to prepay the loan in (i) the amount of any insurance proceeds received by Lender for which Lender is not obligated to make available to PHW Las Vegas for restoration in accordance with the terms of the Amended and Restated Loan Agreement, (ii) the amount of any proceeds received from the operator of the timeshare property adjacent to the Planet Hollywood Resort and Casino, subject to the limitations set forth in the Amended and Restated Loan Agreement and (iii) the amount of any excess cash remaining after application of the cash management provisions of the Amended and Restated Loan Agreement.

Octavius and Linq Projects

On April 25, 2011, Caesars Entertainment, together with certain indirect wholly-owned subsidiaries of the Company (the “Borrowers”) entered into a credit agreement (the “Credit Agreement”) pursuant to which the Borrowers incurred financing to complete the Octavius Tower at Caesars Palace Las Vegas (“Project Octavius”) and to develop a retail, dining and entertainment corridor located between the Imperial Palace Hotel and Casino and the Flamingo Las Vegas on the Las Vegas strip (“Project Linq” and, together with Project Octavius, the “Development”). The Credit Agreement provides for a $450.0 million senior secured term facility (the “Term Facility”) with a six-year maturity, which is secured by all material assets of the Borrowers. The proceeds of the Term Facility were funded during the second quarter and are included as restricted cash on the Company’s balance sheet. These funds will be used by the Borrowers to finance the Development and to pay fees and expenses incurred in connection with the Term Facility and the transactions related thereto.

As a condition to the provision of the Term Facility, Caesars Entertainment provided a completion guarantee (the “Completion Guaranty”) with respect to the Development, which guarantees completion of the construction of the Development, availability of contemplated working capital and receipt of material permits and licenses necessary to open and operate the Development. The maximum liability of Caesars Entertainment under the completion guarantee is $25.0 million in respect of Project Octavius and $75.0 million in respect of Project Linq.

In connection with the Development and the Term Facility, Caesars Entertainment has contributed the existing Octavius Tower and related assets to one of the Borrowers, the book value of which was $317.2 million. In August, 2011 Caesars Entertainment completed the contribution of the existing O’Shea’s casino (adjacent to the Flamingo Las Vegas) and related real property and other assets comprising the components of Project Linq to one of the Borrowers, the book value of which was $297.9 million. In connection with Project Octavius, one of the Borrowers leases the Octavius Tower to a wholly-owned subsidiary of CEOC. Upon completion of Project Linq, one of the Borrowers will lease the gaming space in Project Linq to a wholly-owned subsidiary of CEOC. The total lease payments will be $50.0 million annually once the Development is open. CEOC has guaranteed certain of the obligations of the lessees under the Project Octavius and Project Linq leases described above.

Pursuant to the Credit Agreement, Caesars Entertainment is required to make cash contributions to the Borrowers from time to time to fund a total equity commitment to the Development of $76.0 million. In addition, from time to time, Caesars Entertainment may be required to make additional cash contributions to the Borrowers to fund certain portions of the Development upon the occurrence of certain conditions. In addition to potential contributions pursuant to the Completion Guaranty, Caesars Entertainment has guaranteed all payments of interest under the Term Facility until the commencement of operations of the Octavius Tower and Project Linq and guaranteed the performance of the Borrowers of the first lien leverage ratio maintenance covenant (the “Performance Guarantee”) by agreeing, upon certain conditions, to make cash equity contributions to the Borrowers from time to time pursuant to the terms of the Term Facility. The maximum liability of Caesars Entertainment under the performance guarantee is $50.0 million. Except in the circumstances described above, neither Caesars Entertainment nor CEOC has any material obligations under the Term Facility, and the Term Facility is non-recourse to Caesars Entertainment or CEOC.

The Credit Agreement requires that the Borrowers maintain certain reserve funds in respect of furniture, fixtures, and equipment, capital improvements, interest service, taxes and insurance. Amounts deposited into the specified reserve funds represent restricted cash. In addition the Credit Agreement requires up to 50.0 percent of excess cash flow (as defined in the agreement), depending on the Senior Secured Leverage Ratio for that period, be applied to prepay the Term Facility.

Other Financing Transactions

In October, 2010, Chester Downs and Marina LLC (“Chester Downs”), a majority-owned subsidiary of CEOC and owner of Harrah’s Chester, amended its existing senior secured term loan facility to obtain an additional $40.0 million term loan. The additional loan has substantially the same terms as the existing term loan with respect to interest rates, maturity and security.

Exchange Offers, Debt Purchases and Open Market Purchases

From time to time, we may retire portions of our outstanding debt in open market purchases, privately negotiated transactions or otherwise. These purchases will be funded through available cash from operations and from our established debt programs. Such purchases are dependent on prevailing market conditions, the Company’s liquidity requirements, contractual restrictions and other factors.

Issuances and Redemptions

During the second quarter of 2010, CEOC completed the offering of $750.0 million aggregate principal amount of 12.75 percent second-priority senior secured notes due 2018 and used the proceeds of this offering to redeem or repay the following outstanding debt:

Debt (dollars in millions)	Maturity	Interest Rate	Face Value
5.5% Senior Notes	2010	5.5%	$191.6
8.0% Senior Notes	2011	8.0%	13.2
8.125% Senior Subordinated Notes	2011	8.125%	12.0
Revolving Credit Facility	2014	3.23%-3.25%	525.0

In connection with the retirement of the outstanding senior and senior subordinated notes above, CEOC recorded a pre-tax loss of $4.7 million during the second quarter of 2010.

In June, 2010, Caesars Entertainment announced an agreement under which affiliates of each of Apollo, TPG and Paulson & Co. Inc. (“Paulson”) were to exchange approximately $1,118.3 million face amount of debt for approximately 15.7 percent of the common equity of Caesars Entertainment, subject to regulatory approvals and certain other conditions. In connection with the transaction, Apollo, TPG, and Paulson purchased approximately $835.4 million, face amount, of CEOC notes that were held by another subsidiary of Caesars Entertainment for aggregate consideration of approximately $557.0 million, including accrued interest. The notes that were purchased, together with $282.9 million face amount of notes they had previously acquired, were exchanged for equity in the fourth quarter of 2010. The notes exchanged for equity are held by a subsidiary of Caesars Entertainment and remain outstanding for purposes of CEOC. The exchange was accounted for as an equity transaction.

Interest and Fees

Borrowings under the Credit Facilities, other than borrowings under the Incremental Loans and the Extended Term Loans, bear interest at a rate equal to the then-current LIBOR rate or at a rate equal to the alternate base rate, in each case plus an applicable margin. As of September 30, 2011, the Credit Facilities, other than borrowings under the Incremental Loans and the Extended Term Loans, bore interest at LIBOR plus 300 basis points for the term loans. The revolver loan bore interest at LIBOR plus 300 basis points or the alternate base rate plus 200 basis points. The swingline loan bore interest at the alternate base rate plus 150 basis points.

Borrowings under the Incremental Loans bear interest at a rate equal to either the alternate base rate or the greater of i) the then-current LIBOR rate or ii) 2.0 percent; in each case plus an applicable margin. At September 30, 2011, borrowings under the Incremental Loans bore interest at the minimum base rate of 2.0 percent, plus 750 basis points.

Borrowings under the Extended Term Loans bear interest at a rate equal to either the alternate base rate or the then-current LIBOR rate, plus an applicable margin. At September 30, 2011, borrowings under the Extended Term Loans bore interest at LIBOR plus 425 basis points.

In addition, on a quarterly basis, we are required to pay each lender (i) a commitment fee in respect of any unborrowed amounts under the revolving credit facility and (ii) a letter of credit fee in respect of the aggregate face amount of outstanding letters of credit under the revolving credit facility. As of September 30, 2011, the Credit Facilities bore a commitment fee for unborrowed amounts of 50 basis points.

Our Senior Secured Notes, including the Second-Priority Senior Secured Notes, and our unsecured debt, which is fixed rate debt, have semi-annual interest payments, with the majority of those payments on June 15 and December 15.

The amount outstanding under the PHW Las Vegas senior secured loan bears interest, payable to third party lenders on a monthly basis, at a rate per annum equal to LIBOR plus 2.859 percent. Interest only participations of PHW Las Vegas bear interest at a fixed rate equal to $7.3 million per year, payable to the subsidiary of CEOC that owns such participations.

The Linq/Octavius Term Facility bears interest at a rate equal to either the alternate base rate, plus an applicable margin or the greater of (i) the then-current LIBOR rate or (ii) 1.25 percent, in each case plus an applicable margin. At September 30, 2011, borrowings under the agreement bore interest at 1.25 percent, plus 800 basis points.

Collateral and Guarantors

CEOC’s Credit Facilities are guaranteed by Caesars Entertainment, and are secured by a pledge of CEOC’s capital stock and by substantially all of the existing and future property and assets of CEOC and its material, wholly-owned domestic subsidiaries, including a pledge of the capital stock of CEOC’s material, wholly-owned domestic subsidiaries and 65.0 percent of the capital stock of the first-tier foreign subsidiaries, in each case subject to exceptions. The following casino properties have mortgages under the Credit Facilities:

Las Vegas	Atlantic City	Louisiana/Mississippi	Iowa/Missouri
Caesars Palace	Bally’s Atlantic City	Harrah’s New Orleans	Harrah’s St. Louis
Bally’s Las Vegas	Caesars Atlantic City	(Hotel only)	Harrah’s Council Bluffs
Imperial Palace	Showboat Atlantic City	Harrah’s Louisiana Downs	Horseshoe Council Bluffs/
Bill’s Gamblin’ Hall & Saloon		Horseshoe Bossier City	Bluffs Run
Harrah’s Tunica
Horseshoe Tunica
Tunica Roadhouse Hotel & Casino

Illinois/Indiana	Other Nevada
Horseshoe Southern Indiana	Harrah’s Reno
Harrah’s Metropolis	Harrah’s Lake Tahoe
Horseshoe Hammond	Harveys Lake Tahoe

Additionally, certain undeveloped land in Las Vegas also is mortgaged.

In connection with PHW Las Vegas’ Amended and Restated Loan Agreement, Caesars Entertainment entered into a Guaranty Agreement (the “Guaranty”) for the benefit of the Lender pursuant to which Caesars Entertainment guaranteed to the Lender certain recourse liabilities of PHW Las Vegas. Caesars Entertainment’s maximum aggregate liability for such recourse liabilities is limited to $30.0 million provided that such recourse liabilities of PHW Las Vegas do not arise from (i) events, acts, or circumstances that are actually committed by, or voluntarily or willfully brought about by Caesars Entertainment or (ii) event, acts, or circumstances (regardless of the cause of the same) that provide actual benefit (in cash, cash equivalent, or other quantifiable amount) to the Registrant, to the full extent of the actual benefit received by the Registrant. Pursuant to the Guaranty, Caesars Entertainment is required to maintain a net worth or liquid assets of at least $100.0 million.

Restrictive Covenants and Other Matters

The Credit Facilities require compliance on a quarterly basis with a maximum net senior secured first lien debt leverage test. In addition, the Credit Facilities include negative covenants, subject to certain exceptions, restricting or limiting CEOC’s ability and the ability of its restricted subsidiaries to, among other things: (i) incur additional debt; (ii) create liens on certain assets; (iii) enter into sale and lease-back transactions; (iv) make certain investments, loans and advances; (v) consolidate, merge, sell or otherwise dispose of all or any part of its assets or to purchase, lease or otherwise acquire all or any substantial part of assets of any other person; (vi) pay dividends or make distributions or make other restricted payments; (vii) enter into certain transactions with its affiliates; (viii) engage in any business other than the business activity conducted at the closing date of the loan or business activities incidental or related thereto; (ix) amend or modify the articles or certificate of incorporation, by-laws and certain agreements or make certain payments or modifications of indebtedness; and (x) designate or permit the designation of any indebtedness as “Designated Senior Debt.”

Caesars Entertainment is not bound by any financial or negative covenants contained in CEOC’s credit agreement, other than with respect to the incurrence of liens on and the pledge of its stock of CEOC.

All borrowings under the senior secured revolving credit facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties, and the requirement that such borrowing does not reduce the amount of obligations otherwise permitted to be secured under our new senior secured credit facilities without ratably securing the retained notes.

The PHW Las Vegas senior secured loan requires that the Company maintain certain reserve funds in respect of furniture, fixtures, and equipment, capital improvements, interest service, taxes and insurance. Certain amounts deposited into the specified reserve funds represent restricted cash.

See the “Debt Covenant Compliance” section that follows for details regarding certain covenants contained in CEOC’s credit agreement.

The indenture and other agreements governing our cash pay debt and PIK toggle debt limit CEOC’s (and most of its subsidiaries’) ability to among other things: (i) incur additional debt or issue certain preferred shares; (ii) pay dividends or make distributions in respect of our capital stock or make other restricted payments; (iii) make certain investments; (iv) sell certain assets; (v) with respect to CEOC only, engage in any business or own any material asset other than all of the equity interest of CEOC so long as certain investors hold a majority of the notes; (vi) create or permit to exist dividend and/or payment restrictions affecting its restricted subsidiaries; (vii) create liens on certain assets to secure debt; (viii) consolidate, merge, sell or otherwise dispose of all or substantially all of its assets; (ix) enter into certain transactions with its affiliates; and (x) designate its subsidiaries as unrestricted subsidiaries. Subject to certain exceptions, the indenture governing the notes and the agreements governing the other cash pay debt and PIK toggle debt will permit us and our restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

Derivative Instruments

Derivative Instruments—Interest Rate Swap Agreements

We use interest rate swaps to manage the mix of our debt between fixed and variable rate instruments. As of September 30, 2011 we have entered into eight interest rate swap agreements for notional amounts totaling $5,750.0 million. The difference to be paid or received under the terms of the interest rate swap agreements is accrued as interest rates change and recognized as an adjustment to interest expense for the related debt. Changes in the variable interest rates to be paid or received pursuant to the terms of the interest rate swap agreements will have a corresponding effect on future cash flows. The major terms of the interest rate swap agreements as of September 30, 2011 are as follows:

Effective Date	Notional Amount (in millions)	Fixed Rate Paid	Variable Rate Received as of Sept. 30, 2011	Next Reset Date	Maturity Date
April 25, 2011	$250.0	1.351%	0.235%	October 25, 2011	January 25, 2015
April 25, 2011	250.0	1.347%	0.235%	October 25, 2011	January 25, 2015
April 25, 2011	250.0	1.350%	0.235%	October 25, 2011	January 25, 2015
January 25, 2011	1,000.0	3.233%	0.253%	October 25, 2011	January 25, 2015
April 25, 2011	1,000.0	3.315%	0.253%	October 25, 2011	January 25, 2015
January 25, 2011	1,000.0	3.915%	0.253%	October 25, 2011	January 25, 2015
April 25, 2011	1,000.0	3.385%	0.253%	October 25, 2011	January 25, 2015
January 25, 2011	1,000.0	3.935%	0.253%	October 25, 2011	January 25, 2015

The variable rate on our interest rate swap agreements did not materially change as a result of the October 25, 2011 reset.

During the second quarter of 2011, the Company completed transactions to amend and extend certain swap contracts. A $1,000.0 million swap was modified to change the fixed payment rate from 4.172 percent and the maturity date from April 25, 2012. Two $2,000.0 million swaps were split into four $1,000.0 million tranches. The terms were modified to change the fixed payment rates from 4.276 percent and 4.263 percent and the maturity dates from April 25, 2013. The amended payment rates and maturity dates are shown in the table above.

In connection with the transactions to amend and extend the swap contracts, we removed the cash flow hedging designation for those swap agreements, freezing the amount of deferred losses recorded in AOCL. We are amortizing deferred losses from the amend and extend transactions and other amounts previously frozen in AOCL into income over the original remaining term of the hedged forecasted transactions that are still considered to be probable of occurring. For the quarter and nine months ended September 30, 2011, we amortized $20.6 million and $37.0 million , respectively, out of AOCL to interest expense. We will amortize an additional $73.5 million out of AOCL to interest expense over the next twelve months.

During the second quarter of 2011, we re-designated $4,310.1 million of the amended swap contracts as cash flow hedging instruments. To qualify for cash flow hedge accounting, the total designated swap amounts must match the critical terms such as notional amounts, benchmark interest rates and payment dates of the corresponding debt. At September 30, 2011, $5,060.1 million of our total interest rate swap agreements notional amount of $5,750.0 million are designated as hedging instruments for accounting purposes. Any future changes in fair value of the portion of the interest rate swap agreement not designated as a hedging instrument will be recognized in interest expense during the period in which the changes in value occur.

Derivative Instruments—Interest Rate Cap Agreements

On April 5, 2010, as required under the PHW Las Vegas Amended and Restated Loan Agreement, we entered into an interest rate cap agreement to partially hedge the risk of future increases in the variable interest rate of the PHW Las Vegas senior secured loan. The interest rate cap agreement is for a notional amount of $554.3 million at a LIBOR cap rate of 5.0 percent, and matures on December 9, 2011. To give proper consideration to the prepayment requirements of the PHW Las Vegas senior secured loan, we designated $525.0 million of the $554.3 million notional amount of the interest rate cap as a cash flow hedging instrument for accounting purposes. On May 1, 2011, we removed the cash flow hedging designation for the interest rate cap agreement. Any subsequent change in fair value is recognized in interest expense during the period in which the change in value occurs.

Derivative Instruments—Impact on Financial Statements

The following table represents the fair values of derivative instruments in the Unaudited Consolidated Condensed Balance Sheets as of September 30, 2011 and December 31, 2010:

	Asset Derivatives				Liability Derivatives
	2011		2010		2011		2010
(In millions)	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value

Derivatives designated as hedging instruments
Interest rate swaps		$—		$—	Accrued expenses	$—	Accrued expenses	$(21.6)
Interest rate swaps	Deferred charges and other	—	Deferred charges and other	11.6	Deferred credits and other	(335.1)	Deferred credits and other	(305.5)

Subtotal		—		11.6		(335.1)		(327.1)

Derivatives not designated as hedging instruments
Interest rate swaps		—		—	Deferred credits and other	(19.7)	Deferred credits and other	(32.2)
Interest rate cap		—		—		—		—

Total Derivatives		$—		$11.6		$(354.8)		$(359.3)

The following table represents the effect of derivative instruments in the Unaudited Consolidated Condensed Statements of Operations for the quarters ended September 30, 2011 and 2010 for amounts transferred into or out of AOCL:

(In millions)	Amount of (Gain) or Loss Recognized in AOCL (Effective Portion)		Location of (Gain) or Loss Reclassified From AOCL Into Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Income (Effective Portion)		Location of (Gain) or Loss Recognized in Income (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Income (Ineffective Portion)
Derivatives designated as hedging instruments	Quarter Ended Sept. 30, 2011	Quarter Ended Sept. 30, 2010		Quarter Ended Sept. 30, 2011	Quarter Ended Sept. 30, 2010		Quarter Ended Sept. 30, 2011	Quarter Ended Sept. 30, 2010

Interest rate contracts	$72.3	$15.2	Interest expense	$34.2	$2.4	Interest expense	$(78.7)	$(6.4)

(In millions)		Amount of (Gain) or Loss Recognized in Income
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Income	Quarter Ended Sept. 30, 2011	Quarter Ended Sept. 30, 2010

Interest rate contracts	Interest expense	$6.2	$(0.5)

The following table represents the effect of derivative instruments in the Unaudited Consolidated Condensed Statements of Operations for the nine months ended September 30, 2011 and 2010 for amounts transferred into or out of AOCL:

(In millions)	Amount of (Gain) or Loss Recognized in AOCL (Effective Portion)		Location of (Gain) or Loss Reclassified From AOCL Into Income (Effective Portion)	Amount of (Gain) or Loss Reclassified from AOCL into Income (Effective Portion)		Location of (Gain) or Loss Recognized in Income (Ineffective Portion)	Amount of (Gain) or Loss Recognized in Income (Ineffective Portion)
Derivatives designated as hedging instruments	Nine Months Ended Sept. 30, 2011	Nine Months Ended Sept. 30, 2010		Nine Months Ended Sept. 30, 2011	Nine Months Ended Sept. 30, 2010		Nine Months Ended Sept. 30, 2011	Nine Months Ended Sept. 30, 2010

Interest rate contracts	$70.9	$99.9	Interest expense	$39.2	$7.2	Interest expense	$(74.3)	$(66.0)

(In millions)		Amount of (Gain) or Loss Recognized in Income
Derivatives not designated as hedging instruments	Location of (Gain) or Loss Recognized in Income	Nine Months Ended Sept. 30, 2011	Nine Months Ended Sept. 30, 2010

Interest rate contracts	Interest expense	$10.6	$1.9

In addition to the impact on interest expense from amounts reclassified from AOCL, the difference to be paid or received under the terms of the interest rate swap agreements is recognized as interest expense and is paid quarterly. This cash settlement portion of the interest rate swap agreements increased interest expense for the quarters ended September 30, 2011 and 2010 by approximately $41.0 million and $64.8 million, respectively. This cash settlement portion of the interest rate swap agreements increased interest expense for the nine months ended September 30, 2011 and 2010 by approximately $158.3 million and $199.3 million, respectively.

A change in interest rates on variable-rate debt will impact our financial results. For example, assuming a constant outstanding balance for our variable-rate debt, excluding the $5,060.1 million of variable-rate debt for which our interest rate swap agreements are designated as hedging instruments for accounting purposes, for the next twelve months, a hypothetical 1.0 percent increase in corresponding interest rates would increase interest expense for the twelve months following September 30, 2011 by approximately $21.3 million. At September 30, 2011, our weighted average USD LIBOR rate for our variable rate debt was 0.313 percent. A hypothetical reduction of this rate to zero percent would decrease interest expense for the next twelve months by approximately $6.7 million. At September 30, 2011, our variable-rate debt, excluding the aforementioned $5,060.1 million of variable-rate debt hedged using interest rate swap agreements, represents approximately 7.0 percent of our total debt, while our fixed-rate debt is approximately 93.0 percent of our total debt.

GUARANTEES OF THIRD-PARTY DEBT AND OTHER OBLIGATIONS AND COMMITMENTS

During 2011, the Eastern Band of Cherokee Indians renewed our management agreement for Harrah’s Cherokee in North Carolina via an amendment (the “Cherokee amendment”) that includes a seven year term. The Cherokee amendment was approved by the National Indian Gaming Commission in September 2011. The agreements pursuant to which we manage casinos on Indian lands contain provisions required by law that provide that a minimum monthly payment be made to the tribe. That obligation has priority over scheduled repayments of borrowings for development costs and over the management fee earned and paid to the manager. In the event that insufficient cash flow is generated by the operations to fund this payment, we must pay the shortfall to the tribe. Subject to certain limitations as to time, such advances, if any, would be repaid to us in future periods in which operations generate cash flow in excess of the required minimum payment. Our aggregate monthly commitment for the minimum guaranteed payments pursuant to the Cherokee amendment is $84.0 million over the contract term. Currently this casino generates sufficient cash flows to cover all of its obligations, including its debt service.

Other than the item mentioned above, as of September 30, 2011, there had been no material changes outside the ordinary course of business to our aggregated indebtedness and other known contractual obligations, which were disclosed in the Supplemental Discussion of Caesars Entertainment Operating Company Results filed as Exhibit 99.1 to our Annual Report on Form 10-K/A for the year ended December 31, 2010.

DEBT COVENANT COMPLIANCE

Certain covenants contained in our credit agreement require the maintenance of a senior first priority secured debt to last twelve months adjusted earnings before interest, taxes, depreciation and amortization adjusted for estimated costs savings yet to be realized (“LTM Adjusted EBITDA - Pro Forma”), as defined in the agreements, ratio (“Senior Secured Leverage Ratio”). Our credit agreement excludes from the Senior Secured Leverage Ratio (a) the $1,375.0 million Original First Lien Notes issued June 15, 2009 and the $720.0 million Additional First Lien Notes issued on September 11, 2009 and (b) up to $350.0 million aggregate principal amount of consolidated debt of subsidiaries that are not wholly owned subsidiaries. PHW Las Vegas is an unrestricted subsidiary of CEOC and therefore not a borrower under CEOC’s credit facilities. A subsidiary of CEOC manages the property for PHW Las Vegas for a fee.

Certain covenants contained in our credit agreement governing our senior secured credit facilities, the indenture and other agreements governing our 10.0 percent Second-Priority Senior Secured Notes due 2015 and 2018, and our first lien notes restrict our ability to take certain actions such as incurring additional debt or making acquisitions if we are unable to meet defined Adjusted EBITDA to Fixed Charges, senior secured debt to LTM Adjusted EBITDA - Pro Forma and consolidated debt to LTM Adjusted EBITDA - Pro Forma ratios. The covenants that restrict additional indebtedness and the ability to make future acquisitions require an LTM Adjusted EBITDA - Pro Forma to Fixed Charges ratio (measured on a trailing four-quarter basis) of 2.0:1.0. Failure to comply with these covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions.

We believe we are in compliance with our credit agreement and indentures, including the Senior Secured Leverage Ratio, as of September 30, 2011. If our LTM Adjusted EBITDA - Pro Forma were to decline significantly from the level achieved at September 30, 2011, it could cause us to exceed the Senior Secured Leverage Ratio and could be an Event of Default under our credit agreement. However, we could implement certain actions in an effort to minimize the possibility of a breach of the Senior Secured Leverage Ratio, including reducing payroll and other operating costs, deferring or eliminating certain maintenance, delaying or deferring capital expenditures, or selling assets. In addition, under certain circumstances, our credit agreement allows us to apply the cash contributions received by CEOC as a capital contribution to cure covenant breaches. However, there is no guarantee that such contributions will be able to be secured.